Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2021

Declares Dividend of $0.25 per Common Share

LONDON, ENGLAND — May 10, 2021 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”, “Global Ship Lease” or “GSL”), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2021.
First Quarter 2021
- Reported operating revenue of $73.0 million for the first quarter 2021.
- Reported net income available to common shareholders of $4.2 million for the first quarter 2021 after $5.8 million premium paid on the full optional redemption of our outstanding 9.875% Senior Secured Notes due 2022 (“2022 Notes”) on January 20, 2021, an associated non-cash write off of deferred financing charges of $3.7 million and of original issue discount of $1.1 million, a non-cash charge of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, and a prepayment fee of $1.6 million on the partial repayment of our Blue Ocean Junior Credit Facility, giving normalized net income(3) of $17.8 million.
- Generated $44.7 million of Adjusted EBITDA(3) for the first quarter 2021.
- Declared a dividend today of $0.25 per Class A common share for the first quarter 2021 to be paid on June 3, 2021 to common shareholders of record as of May 24, 2021, more than double the $0.12 per Class A common share announced on January 12, 2021, as a result of subsequent fleet growth and success in rechartering.
- During the first quarter 2021, raised a further $10.7 million net proceeds under our ATM program for our 8.75% Series B Preferred Shares (“Series B Preferred Shares”). During the period from April 1, 2021 through May 7, 2021, a further $10.3 million net proceeds was raised under this ATM program.
- During the first quarter 2021, raised a further $15.1 million net proceeds under our ATM program for our 8.00% Senior Unsecured Notes due 2024 (“2024 Notes”). During the period from April 1, 2021 through May 7, 2021, a further $7.6 million net proceeds was raised under this ATM program.
- On January 12, 2021, Moody’s upgraded our Corporate Family Rating and the issue rating of our 2022 Notes to B2 / Positive from B3 / Positive.
- On January 19, 2021, fully drew down a new $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Facility”).  The proceeds, together with cash on hand, were used to complete on January 20, 2021 the full optional redemption of our outstanding 2022 Notes.

- On January 20, 2021, upon the redemption in full of our 2022 Notes, the 250,000 Series C Perpetual Convertible Preferred Shares held by KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, were converted into 12,955,188 of our Class A common shares.
- On January 26, 2021, closed our fully underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share. The underwriters exercised, in part, their 30-day option to purchase on February 17, 2021, an additional 141,959 Class A common shares. The aggregate net proceeds, after underwriting discounts and commissions and expenses, were approximately $67.8 million.
- On February 9, 2021, announced that we had agreed to purchase from and charter back to Maersk Line, seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116.0 million.  During the period from April 1, 2021 through May 9, 2021, four ships have been delivered. The remaining ships are scheduled for delivery during the second and third quarter of 2021. In April 2021, we entered into a new credit facility with HCOB for six of these seven ships and have drawn down three tranches of $10.7 million each, amounting to a total of $32.1 million. We expect to enter into a new credit facility shortly to finance the fourth ship delivered to date.
- On April 13, 2021,  Kelso and Maas Capital Investments B.V. sold an aggregate of 5,175,000 Class A common shares in an underwritten public offering at $12.50 per share (including 675,000 Class A common shares that were sold pursuant to the underwriters’ exercise, in full, of their option to purchase additional shares). We did not receive any proceeds from the sale of these Class A common shares.
- On April 16, 2021, we drew down in full on a new $51.7 million secured credit facility to refinance one of the three existing tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility that had a maturity date on June 30, 2022.
- On May 7, 2021, we drew down in full on a new $51.7 million secured credit facility to refinance the second of the three existing tranches of the $180.5 million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility that had a maturity date on June 30, 2022.
- Since January 1, 2021 and excluding the seven ships we have contracted to purchase, agreed 11 charter extensions or new charters for our existing fleet, adding approximately $280.9 million of contracted revenues and $204.1 million of expected aggregate Adjusted EBITDA. The charters were for five 2,200 – 2,800 TEU feeder ships, one 5,100 TEU Panamax, and five 5,900 – 6,800 TEU Post-Panamaxes. Charter durations ranged from approximately 21 months to over four years, with shorter durations for the smaller ships and longer durations for the larger ships. Rates were up significantly against those previously contracted. Including the seven ships contracted for purchase, we have added approximately $300 million of expected aggregate Adjusted EBITDA since January 1, 2021 calculated on the basis of the median firm periods of the respective charters.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “The strong containership market momentum of late 2020 has further accelerated in 2021, positioning the sector for levels of profitability not seen in many years. While factors such as port delays, shortage of equipment, and congestion in the Suez Canal have provided support at the margin in tying up containership capacity, the present market conditions are based on the fundamentals of underlying strong demand growth set against limited supply, resulting in effectively full employment of the global containership fleet. Given the multi-year construction time for new containerships, we expect constrained supply to persist through at least the medium term – particularly in the workhorse mid-sized and smaller classes where we focus – resulting in continued market tightness.”

“In the meantime, we continue to agree new charters for lengthening durations at increasingly attractive rates. We have also maintained our disciplined but active approach to growth through opportunistic secondhand vessel acquisitions, utilizing our balance sheet and strong cashflows to add immediately accretive, charter-attached tonnage with compelling upside potential and limited downside risk. We have made continued progress in this regard, having already taken delivery of four of the seven 6,000 TEU ships that we have agreed this year to acquire, and we remain optimistic that further such opportunities exist in the market. Having transformed our balance sheet, established a track record of continuous, disciplined growth, substantially expanded our charter durations and contracted revenue, and with today’s declaration of an increase to $0.25 per common share of the previously announced sustainable quarterly dividend based upon reliable, long-term cashflows, Global Ship Lease is advancing on all fronts as we utilize the strengths of our fleet and charter portfolio to create lasting value for our shareholders.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “Even as we have remained very active in pursuing growth and additional long-term charter cover, we have also taken the opportunity of the highly supportive market backdrop to further strengthen our balance sheet, reduce our cost of capital, and enhance our overall financial resilience and capacity to pursue opportunistic growth. In the first four months of 2021, by the full redemption of our restrictive 2022 Notes and our other refinancing initiatives, we have refinanced $330.6 million of debt, removed all but $54.4 million of maturities through end 2022, and dramatically improved our debt service and amortization profile while reducing our blended cost of debt from 6.4% to 5.5%. With these enhancements, an improved credit rating, the initiation of a sustainable quarterly dividend at an increased level due to our fleet expansion and the continuing success in rechartering ships at higher rates for longer periods, and increased trading liquidity enabled by our improved free float as a result of our recent equity offerings, we believe that we have materially improved Global Ship Lease’s attractiveness as an investment at this very exciting time in our history.”
SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three
	months ended	months ended
	March 31, 2021	March 31, 2020

Operating Revenue (1)	72,980	70,947
Operating Income	30,272	20,396
Net Income (2)	4,159	621
Adjusted EBITDA (3)	44,743	39,979
Normalized Net Income (3)	17,765	10,477

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization
Revenue from fixed-rate, mainly long-term, time-charters was $73.0 million in the three months ended March 31, 2021, up $2.1 million (or 3.0%) on revenue of $70.9 million for the prior year period, despite a 3.6% reduction in ownership days, due to the sale of GSL Matisse and Utrillo during the second quarter 2020, to 3,870 in the quarter, compared to 4,016 in the first quarter 2020. The increase in revenue is principally due to (i) a reduction in planned offhire days from 224 in the first quarter of 2020 to 27, (ii) increased revenue on renewals at higher rates from Maira, Nikolas, Dolphin II, GSL Ningbo and GSL Valerie partially offset by decreases in revenue on renewals at lower rates from Maira XL, CMA CGM Alcazar, and CMA CGM Chateau d’If, (iii) full contribution in the quarter from GSL Christen and GSL Nicoletta which were delivered during the first quarter 2020 and, (iv) less idle time, down to 15 days in the first quarter 2021 from 56, offset by the lower ownership days.
The 27 days of offhire for dry dockings in the first quarter 2021 were attributable to one regulatory dry-docking. With 15 days idle time for Maira between charters and 25 days of unplanned offhire days, utilization for the first quarter 2021 was 98.3%. In the comparative period of 2020, the 224 days of planned offhire were for three regulatory dry dockings and two scrubber installations, with extended completion times due to congestion in shipyards. With 56 days idle time for GSL Matisse and Utrillo and 39 days of unplanned offhire, utilization for the first quarter 2020 was 92.1%.
The table below shows fleet utilization for the three months ended March 31, 2021 and 2020, and for the years ended December 31, 2020, 2019, 2018 and 2017.
	Three months ended		Year ended
	March 31,	March 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2021	2020	2020	2019	2018	2017

Ownership days	3,870	4,016	16,044	14,326	7,675	6,570
Planned offhire - dry-dockings	(27)	(224)	(687)	(537)	(34)	(62)
Unplanned offhire	(25)	(39)	(95)	(105)	(17)	(40)
Idle time	(15)	(56)	(338)	(164)	(47)	0
Operating days	3,803	3,697	14,924	13,520	7,577	6,468

Utilization	98.3%	92.1%	93.0%	94.4%	98.7%	98.4%

One dry-docking for regulatory requirements was completed in the quarter and as of March 31, 2021, one such dry-docking was in progress. In 2021, we anticipate eight further dry dockings for the existing fleet.  We anticipate that four of the seven 6,000 TEU ships we have contracted to purchase will be dry-docked in 2021 for regulatory requirements.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were down 4.7% to $24.3 million for the first quarter 2021, compared to $25.5 million in the comparative period. The decrease of $1.2 million was mainly due to fewer ownership days as a result of the disposal of GSL Matisse and Utrillo. The average cost per ownership day in the quarter was $6,275, compared to $6,353 for the prior year period, down $78 per day, or 1.2%.

Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $1.8 million for the first quarter 2021, compared to $3.5 million in the first quarter of 2020. The decrease is mainly due to the decrease in idle days and unplanned off hire days resulting in lower costs for bunker fuel for owner’s account.
Depreciation and Amortization
Depreciation and amortization for the first quarter 2021 was $12.4 million, compared to $11.5 million in the first quarter of 2020. The increase in the amortization expense is due to the six drydockings that have been completed since April 1, 2020. Depreciation was slightly increased due to additions of scrubbers and BWTS, offset by the sale of GSL Matisse and Utrillo.
Loss on sale of vessels - vessel impairment losses
As of March 31, 2020, we had an expectation that GSL Matisse and Utrillo would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized in the first quarter 2020. As there were no trigger events, no impairment testing was performed for the first quarter of 2021.
General and Administrative Expenses
General and administrative expenses were $4.3 million in the first quarter 2021, compared to $2.4 million in the first quarter of 2020. The average general and administrative expense per ownership day for the first quarter 2021 was $1,104, compared to $607 in the comparative period, an increase of $497 or 81.9%. The increase was mainly due to the non-cash effect of accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares.
Adjusted EBITDA
Adjusted EBITDA was $44.7 million for the first quarter 2021, up from $40.0 million for the first quarter of 2020, with the net increase being mainly due to the increased operating days.
Interest Expense and Interest Income
Debt as at March 31, 2021 totaled $769.0 million, comprising $694.1 million secured debt collateralized by our vessels and $74.9 million of unsecured indebtedness on our 2024 Notes. As of March 31, 2021, none of our vessels were unencumbered.
Debt as at March 31, 2020 totaled $866.1 million, comprising $267.6 million of indebtedness under our 2022 Notes, $12.1 million of indebtedness under the Citi secured term loan, both cross collateralized by 18 ships in the legacy GSL fleet, $527.5 million of bank debt collateralized by the rest of the fleet and $59.0 million of indebtedness under our 2024 Notes. Five vessels were unencumbered as at March 31, 2020.

Interest and other finance expenses for the first quarter 2021 were $25.3 million, an increase of $5.7 million, or 29.1%, on the interest and other finance expenses for the first quarter of 2020 of $19.6 million. The increase is mainly due to $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021 compared to $2.3 million premium paid on the redemption $46.0 million of the 2022 Notes in March 2020 plus the acceleration of deferred financing charges of $3.7 million, and the acceleration of amortization of original issue discount associated with the redemption of the 2022 Notes of $1.1 million plus a prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility using a portion of the net proceeds from our ATM programs, offset by the effect of a decrease in LIBOR.
Interest income for the first quarter 2021 was $0.2 million, compared to $0.6 million for the first quarter of 2020 with the decrease being due to lower deposit interest rates.
Other Income Net
Other income, net was $0.4 million in the three months ended March 31, 2021, compared to $21,000 in the first quarter of 2020.
Earnings Allocated to Preferred Shares
Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the first quarter 2021 was $1.5 million, compared to $0.9 million for the first quarter of 2020. The increase is due to additional Series B Preferred Shares issued under our ATM program since March 2020.
Net Income Available to Common Shareholders
Net income available to common shareholders for the three months ended March 31, 2021 was $4.2 million, after $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, $3.7 million acceleration of deferred financing charges and $1.1 million acceleration of the amortization of the original issue discount both associated with the redemption of the 2022 Notes.  Net income available to common shareholders for the prior period was $0.6 million after $2.3 million premium paid on the redemption $46.0 million of our 2022 Notes in March 2020 and $7.6 million impairment charges associated with the decision to dispose of GSL Matisse and Utrillo.
Normalized net income for the three months ended March 31, 2021, was $17.8 million, before the $5.8 million premium paid on the redemption in full of our 2022 Notes in January 2021, the acceleration of deferred financing charges of $3.7 million and the acceleration of the amortization of the original issue discount of $1.1 million and the non-cash effect of $1.3 million for accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares, plus a prepayment fee of $1.6 million paid on the partial repayment of our Blue Ocean Junior Credit Facility. Normalized net income in the comparative period was $10.5 million, before the $2.3 million premium paid on the redemption $46.0 million of our 2022 Notes in March 2020 and the non-cash impairment charge of $7.6 million.

Fleet
The following table provides information about our on-the-water fleet of 47 ships including ships delivered and charters agreed up to May 9, 2021
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO	3Q23	4Q23	38,000
Maira XL(1)	9,115	31,820	2015	ONE	2Q22	3Q22	31,650
MSC Tianjin	8,603	34,325	2005	MSC	2Q24	3Q24	Note (2)
MSC Qingdao	8,603	34,609	2004	MSC	2Q24	3Q24	23,000 (2)
GSL Ningbo	8,603	34,340	2004	MSC	1Q23	3Q23	22,500
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (3)	16,500 (3)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (3)	14,500 (3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
GSL Christen	6,840	27,954	2002	Maersk	3Q23	4Q23	Note (4)
GSL Nicoletta	6,840	28,070	2002	MSC(5)	3Q24	4Q24	Note(5)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	1Q26	Note(6)
Agios Dimitrios	6,572	24,931	2011	MSC	4Q23	1Q24	20,000
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	6,008	24,243	2001	Maersk	2Q24	3Q26	Note(7)
GSL Arcadia	6,008	24,858	2000	Maersk	2Q24	3Q27	Note(7)
GSL Violetta	6,008	24,873	2000	WHL/Maersk	4Q24	4Q25	Note(7)
GSL Maria	6,008	24,414	2001	ONE/Maersk	3Q24	2Q27	Note(7)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(8)	12,500(8)
ZIM Europe	5,936	25,010	2000	ZIM	1Q24	2Q24	Note(9)
Ian H	5,936	25,128	2000	ZIM	2Q24	3Q24	Note(9)
Dolphin II	5,095	20,596	2007	OOCL	1Q22	2Q22	24,500
Orca I	5,095	20,633	2006	Maersk	2Q24	3Q25	Note (10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q21	4Q21	16,000
GSL Château d’If	5,089	19,994	2007	Hapag-Lloyd	4Q21	4Q21	14,500
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	ZIM	3Q21	1Q22	13,250
Athena	2,762	13,538	2003	MSC(10)	1Q24	2Q24	Note(11)
Maira	2,506	11,453	2000	Hapag-Lloyd	1Q23	2Q23	14,450
Nikolas	2,506	11,370	2000	CMA CGM	1Q23	1Q23	16,000
Newyorker	2,506	11,463	2001	CMA CGM	1Q24	2Q24	20,700(12)
La Tour	2,272	11,742	2001	MSC	2Q21	2Q21	7,250
Manet	2,272	11,727	2001	Sea-Lead	4Q21	4Q21	12,850
Keta	2,207	11,731	2003	OOCL	3Q21	3Q21	9,400
Julie	2,207	11,731	2002	Sea Consortium	Note	Note	Note(13)
Kumasi	2,207	11,791	2002	CMA CGM	4Q21	4Q21	9,300
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q21	4Q21	9,300

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
MSC Tianjin. Chartered at $23,000 per day through dry-docking in 2Q2021; thereafter at $19,000 per day, due to cancellation of scrubber installation. MSC Qingdao has a scrubber installed and will continue to trade at a rate of $23,000 per day.

(3)
GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively.

(4)	GSL Christen. Chartered at $15,000 per day through May 2021, at which time the rate will increase to $35,000 per day.
(5)	GSL Nicoletta. Chartered to MSC at $13,500 per day to 3Q21; thereafter to be chartered to Maersk at $35,750 per day.
(6)	CMA CGM Berlioz. Chartered at $34,000 per day through December 2021, at which time the rate will increase to $37,750 per day.

(7)
On February 9, 2021 we announced that we had contracted to purchase seven ships. Four of these vessels (GSL Dorothea, GSL Arcadia, GSL Violetta, and GSL Maria) have been delivered. The remaining three are scheduled for delivery in 2Q & 3Q 2021. Contract cover for each vessel is for a firm period of at least three years from the date each vessel is delivered, with charterers holding a one-year extension option on each charter,  followed by a second option with the period determined by (and terminating prior to) each vessel’s 25th year dry-docking & special survey. During the firm periods of cover the seven charters are expected to generate aggregate annualized Adjusted EBITDA of approximately $29.0 million. All seven ships will be chartered to Maersk, with the completion of short charters to Wan Hai and ONE on two ships (GSL Maria and GSL Violetta).

(8)	Tasman. 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(9)
A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, at a rate of $32,500 per day from May 2021 to 3Q2024, and ZIM Europe (formerly Dimitris Y), at a rate of $24,250 per day, from May 2022 to median expiry of the charter in 2Q2024.

(10)
Orca I. Chartered at $10,000 per day through April 2021, at which time the rate will increase to $21,000 per day through to the median expiry of the charter in 3Q2024; thereafter the charterer has the option to charter the vessel for a further 12-14 months at the same rate.

(11)	Athena. Chartered to MSC at a rate of $9,000 per day through April 2021, at which time the vessel will be drydocked. Thereafter to be chartered to Hapag-Lloyd at $21,500 per day.
(12)	Newyorker. To be drydocked in 2Q2021; thereafter to be chartered to CMA CGM at $20,700 per day.
(13)	Julie. Chartered to Sea Consortium at a rate of $9,250 per day through May 2021; thereafter extended at a confidential rate and for a confidential term.

On February 9, 2021 we announced that we had contracted to purchase seven ships. Contract cover for each vessel is for a firm period of at least three years from the date each vessel is delivered, with charterers holding  one year extension option thereafter plus another option until three months before their scheduled dry-docking. During the firm periods of cover the charters are expected to generate aggregate annualized Adjusted EBITDA of approximately $29.0 million. The vessels and their respective delivery dates are shown in the table below; those vessels delivered by May 9, 2021 are also included in the main fleet table above.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Actual/Expected Delivery date

GSL Dorothea	6,008	24,243	2001	26/04/2021
GSL Arcadia	6,008	24,858	2000	26/04/2021
GSL Violetta	6,008	24,873	2000	28/04/2021
GSL Maria	6,008	24,414	2001	28/04/2021
GSL MYNY	6,008	24,873	2000	3Q21
GSL Melita	6,008	24,848	2001	2Q21
GSL Tegea	6,008	24,308	2001	2Q21

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended March 31, 2021 today, Monday May 10, 2021 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 2098687
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Wednesday, May 26, 2021 at (855) 859-2056 or (404) 537-3406. Enter the code 2098687 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.co
Annual Report on Form 20-F
The Company’s Annual Report for 2020 was filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2021. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 47 containerships and has contracted to purchase a further three ships, ranging from 2,207 to 11,040 TEU, with a total capacity (when fully delivered) of 287,336 TEU. 32 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.

Adjusted to include all charters agreed, and ships acquired or divested, up to May 9, 2021, the average remaining term of the Company’s charters as at March 31, 2021, to the mid-point of redelivery, including options under the Company’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $984.3 million. Contracted revenue was $1,134.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Reconciliation of Non-U.S. GAAP Financial Measures
A.	Adjusted EBITDA
Adjusted EBITDA represents net income before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs, gains or losses on the sale of vessels, share based compensation and impairment losses.  Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.
Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We have not provided a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.
ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)
		Three	Three
		months	months
		ended	ended
		March 31,	March 31,
		2021	2020

Net income available to Common Shareholders		4,159	621

Adjust:	Depreciation and amortization	12,383	11,548
	Impairment charges	-	7,585
	Interest income	(243)	(638)
	Interest expense	25,256	19,555
	Share based compensation	1,704	429
	Earnings allocated to preferred shares	1,484	879

Adjusted EBITDA		44,743	39,979

B.	Normalized net income
Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes together with the related accelerated amortization of deferred financing costs and original issue discount, accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares and gains/losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.  Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.
NORMALIZED NET INCOME
(thousands of U.S. dollars)

		Three	Three
		months	months
		ended	ended
		March 31,	March 31,
		2021	2020

Net income available to Common Shareholders		4,159	621

Adjust:	Impairment charges	-	7,585
	Premium paid on redemption of 2022 Notes	5,764	2,271
	Accelerated write off of deferred financing charges related to redemption of 2022 Notes	3,745	-
	Accelerated write off of original issue discount related to redemption of 2022 Notes	1,133	-
	Accelerated stock based compensation expense due to vesting and new awards of fully vested incentive shares	1,346	-
	Prepayment fee on partial repayment of Blue Ocean Credit Facility	1,618	-

Normalized net income		17,765	10,477

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facilities;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;

•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.
Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$142,209	$80,757
Restricted cash	6,859	825
Accounts receivable, net	2,236	2,532
Inventories	5,979	6,316
Prepaid expenses and other current assets	10,872	6,711
Due from related parties	2,739	1,472
Total current assets	$170,894	$98,613
NON - CURRENT ASSETS
Vessels in operation	$1,130,840	$1,140,583
Advances for vessels acquisitions and other additions	1,197	1,364
Deferred charges, net	22,180	22,951
Restricted cash, net of current portion	13,607	10,680
Total non - current assets	1,167,824	1,175,578
TOTAL ASSETS	$1,338,718	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$10,545	$10,557
Accrued liabilities	11,261	19,127
Current portion of long-term debt and deferred financing costs	73,482	76,681
Deferred revenue	5,671	5,623
Due to related parties	257	225
Total current liabilities	$101,216	$112,213
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$684,484	$692,775
Intangible liability-charter agreements	3,960	4,462
Total non - current liabilities	688,444	697,237
Total liabilities	$789,660	$809,450
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,283,468 shares issued and outstanding (2020 – 17,741,008 shares)	362	177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 27,178 shares issued and outstanding (2019 – 22,822 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	-	3
Additional paid in capital	666,331	586,355
Accumulated deficit	(117,635)	(121,794)
Total shareholders' equity	549,058	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,338,718	$1,274,191

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

	Three months ended March 31,
	2021	2020
OPERATING REVENUES
Time charter revenue (includes related party revenues of $32,195 and $37,676 for each of the three-month periods ended March 31, 2021 and 2020, respectively)	$72,980	$70,947
OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,290 and $3,037 for each of the three-month periods ended March 31, 2021 and 2020, respectively)	24,286	25,512
Time charter and voyage expenses (includes related party brokerage commissions of $689 and $610 for each of the three-month periods ended March 31, 2021 and 2020, respectively)	1,765	3,469
Depreciation and amortization	12,383	11,548
Impairment of vessels	-	7,585
General and administrative expenses	4,274	2,437
Loss on sale of vessels	-	-
Operating Income	30,272	20,396

NON-OPERATING INCOME/(EXPENSES)
Interest income	243	648
Interest and other finance expenses (including Notes premium)	(25,256)	(19,555)
Other income, net	384	21
Total non-operating expenses	(24,629)	(18,896)
Income before income taxes	5,643	1,500
Income taxes	-	-
Net Income	5,643	1,500
Earnings allocated to Series B Preferred Shares	(1,484)	(879)
Net Income available to Common Shareholders	$4,159	$621

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2021	2020
Cash flows from operating activities:
Net income	$5,643	$1,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$12,383	$11,548
Impairment of vessels	-	7,585
Amortization of deferred financing costs	4,406	927
Amortization of original issue discount/premium on repurchase of notes	7,044	2,139
Amortization of intangible liability/asset-charter agreements	(502)	479
Share based compensation	1,704	429
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(3,865)	$(208)
Decrease/(increase) in inventories	337	(396)
(Decrease)/increase in accounts payable and other liabilities	(6,066)	6,595
Increase in related parties' balances, net	(1,235)	(1,934)
Decrease/(increase) in deferred revenue	48	(3,309)
Net cash provided by operating activities	$19,897	$25,355
Cash flows from investing activities:
Acquisition of vessels	$-	$(23,060)
Cash paid for vessel expenditure	(1,905)	(1,108)
Advances for vessel acquisitions and other additions	(248)	(200)
Cash paid for drydockings	(1,587)	(4,072)
Net cash used in investing activities	$(3,740)	$(28,440)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$15,096	$19,193
Repurchase of 2022 Notes, including premium	(239,183)	(57,197)
Proceeds from drawdown of credit facilities	236,200	47,000
Repayment of credit facilities	(30,817)	(13,452)
Repayment of refinanced debt	-	(44,366)
Deferred financing costs paid	(4,236)	(880)
Proceeds from offering of Class A common shares, net of offering costs	67,984	(39)
Proceeds from offering of Series B preferred shares, net of offering costs	10,696	3,803
Series B Preferred Shares-dividends paid	(1,484)	(879)
Net cash provided by / (used in) financing activities	$54,256	$(46,817)
Increase/(decrease) in cash and cash equivalents and restricted cash	70,413	(49,902)
Cash and cash equivalents and restricted cash at beginning of the period	92,262	147,636
Cash and cash equivalents and restricted cash at end of the period	$162,675	$97,734
Supplementary Cash Flow Information:
Cash paid for interest	14,469	11,189
Non-cash Investing activities:
Unpaid drydocking expenses	949	2,037
Unpaid vessel additions	2,461	3,436
Non-cash financing activities:
Unpaid offering costs	226	-